EXHIBIT 99.1

Ero Copper Completes US$111 Million Bought Deal Financing

VANCOUVER, British Columbia, Nov. 14, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the closing of its offering, on a bought deal basis, of 9,010,000 common shares, including 500,000 common shares issued pursuant to the partial exercise of the Underwriters’ (as defined below) over-allotment option (the “Common Shares”), at a price of US$12.35 per Common Share (the “Offering Price”) for gross proceeds of approximately US$111 million (the "Offering"). The Offering, announced on November 6, 2023, was conducted by a syndicate of underwriters led by BMO Capital Markets, as sole bookrunner and lead underwriter, and including Canaccord Genuity Corp., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., PI Financial Corp., Raymond James Ltd. and Stifel Canada (the “Underwriters”).

The net proceeds of the Offering will be used to advance growth initiatives at the Company’s Tucumã Project and Caraiba Operations, advance regional exploration in Brazil, and for working capital and other general corporate purposes, as further described in the Prospectus Supplements (as defined below).

The Common Shares were offered in all of the provinces and territories of Canada, other than Quebec, by way of a Canadian prospectus supplement dated November 8, 2023 (the “Canadian Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated August 18, 2023 (the “Base Shelf Prospectus”) and were offered in the United States by way of a U.S. prospectus supplement (the “U.S. Prospectus Supplement” and together with the “Canadian Prospectus Supplement”, the “Prospectus Supplements”) forming part of the Company’s effective registration statement on Form F-10 (the “Registration Statement”) filed under the Canada/U.S. multi-jurisdictional disclosure system.

Copies of the Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the applicable offering documents can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the use of proceeds from the Offering.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Base Shelf Prospectus, the Prospectus Supplements, the Registration Statement and the documents incorporated by reference therein. The risks discussed in this press release and in the Base Shelf Prospectus, the Prospectus Supplements, the Registration Statement and the documents incorporated by reference therein are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the Base Shelf Prospectus, the Prospectus Supplements, the Registration Statement and the documents incorporated by reference therein.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the Base Shelf Prospectus, the Prospectus Supplements, the Registration Statement and the documents incorporated by reference therein , the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development, construction and exploration of the Company’s properties and assets; future prices of copper, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report (as such terms are defined in the Base Shelf Prospectus), respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.